Exhibit 12(b)

General Electric Company
Computation of Ratio of Earnings to Fixed Charges and
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Six months ended June 30, 2016
(Unaudited)

(Dollars in millions)

General Electric Company and consolidated affiliates
Earnings(a)	$4,075
Plus:
Interest and other financial charges included in expense(b)	3,596
One-third of rental expense(c)	227
Adjusted "earnings"	$7,898

Fixed charges:
Interest and other financial charges included in expense(b)	$3,596
Interest capitalized	18
One-third of rental expense(c)	227
Total fixed charges	$3,841

Ratio of earnings to fixed charges	2.06

Preferred stock dividend requirements	$441

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	1.09

Preferred stock dividend factor on pre-tax basis	$481
Fixed charges	3,841

Total fixed charges and preferred stock
dividend requirements	$4,322

Ratio of earnings to combined fixed
charges and preferred stock dividends	1.83

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.